Exhibit 99.1

TeliaSonera Signs a Five-Year Managed Services Deal With the Metsaliitto Group and the Vapo Group

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 15, 2006—TeliaSonera (Nasdaq:TLSN) (HEX:TSL1V) (STO:TLSN) has signed a five-year Managed Services agreement, starting today, with the international forest industry group Metsaliitto and its associated company the Vapo Group. TeliaSonera will provide managed fixed and mobile voice and data services as well as related value-added services for the Nordic and Baltic operations of the Metsaliitto Group and the Vapo Group.

The purpose of this agreement is to establish a cost-effective, functional and high-quality Nordic and Baltic voice communication solution and high-quality wide area network solution for Metsaliitto and Vapo. The solution is based on the customer's needs and requirements as well as on the latest available technology.

The purpose of the new managed voice services is to rationalize the current technical environment in order to reduce, as much as possible, any unnecessary overlapping costs of the voice infrastructure. The joint target is to minimise the number of desk phones by directing both Groups' end-users towards a 'one-phone' concept and mobility, thus enabling more efficient communication.

This agreement also covers both Groups' regional needs for a common, wide area network (WAN), data-secure broadband-based access to the Internet and related value-added services.

"The Metsaliitto Group is constantly improving the quality and cost-effectiveness of its operations. In the past, the Metsaliitto Group used to have several country-specific suppliers and agreements in the Nordic and Baltic countries. Now, we have set ourselves a goal to obtain effective services from one supplier, thus achieving cost efficiency both through advantages of scale and lower management costs," says Ilkka Pitkanen, CFO, Metsaliitto Group.

"Both Groups have in total approximately 9,000 mobile phones in the Nordic and Baltic regions. The operating costs of mobile phones now represent as much as 60% of the total cost of our phone traffic. As the use of mobiles increase due to 'one phone' concept, we have agreed with TeliaSonera about how to best optimize the voice related costs," continues Ilkka Pitkanen.

"Over the last few years, the Vapo Group has grown rapidly and expanded its operations into several countries in the Nordic and Baltic regions. This agreement now provides us with a fast, cost-effective, one-supplier solution; at the same time we can reap the benefits by exploiting the latest technology in voice and data services, and related expertise. We believe that this agreement will help us continuously improve our suppliers', our customers' and our own processes and business models," observes Asko Dahlbom, Deputy Managing Director and CFO, the Vapo Group.

"The agreement we have just signed with the Metsaliitto Group and the Vapo Group is an important milestone for us and a clear indication of our ability to serve our international customers. TeliaSonera possesses top-level, internationally recognised expertise. Accordingly, we want to invest in high quality and focus our potential on promoting the business operations and productivity of our customers," says Juho Lipsanen, President, TeliaSonera Finland.

About Managed Services

The agreement signed with the Metsaliitto Group and the Vapo Group is part of TeliaSonera's initiative to develop managed services for customers. In managed services agreements, TeliaSonera assumes responsibility for the technology and the customer purchases a complete managed communications function.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

About Metsaliitto Group

The Metsaliitto Group is the tenth biggest forest industry group in the world with sales of EUR 8.6 billion and 30,000 employees. Its five business areas are wood supply, wood products, pulp, paper and board, and tissue and cooking papers. The Group's parent company, Metsaliitto Cooperative, and its subsidiaries Metsa-Botnia, M-real and Metsa Tissue operate in 30 countries worldwide.

About Vapo Group

The Vapo Group consists of the Parent Company Vapo Oy and four business areas: Local Fuels, Pellets, Heat and Power, and Environment. The subsidiary Vapo Timber Oy processes timber, and Kekkila Oyj produces and markets growing media and fertilizers. In Sweden Vapo owns Neova AB (former Rasjo Torv AB) and in Estonia Tootsi Turvas AS. The Finnish State owns 50.1% of the shares in the Parent Company, Vapo Oy, and Metsaliitto Cooperative owns 49.9%. Vapo Group's turnover in 2005 was EUR 523.9 million. The Group had 1,734 employees.

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CONTACT: TeliaSonera Finland Oyj
Juho Lipsanen, +358-(0)40-302 01 00
or
TeliaSonera AB
Dan Stromberg, +46-(0)8-713 58 30